FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Fury Gold Mines Limited ("Fury" or the "Company")

1630 - 1177 West Hastings Street

Vancouver, British Columbia
Canada, V6E 2K3

2. DATE OF MATERIAL CHANGE

December 6, 2021

3. NEWS RELEASE

On December 6, 2021, Fury issued a joint press release (the "Joint News Release") with Dolly Varden Silver Corporation with respect to the material change described below.  The Joint News Release was disseminated by Fury through accesswire and was filed on SEDAR under the Company's corporate profile at www.sedar.com.  A copy of the Joint News Release is attached hereto as Schedule A.

4. SUMMARY OF MATERIAL CHANGE

Fury has entered into a definitive agreement with Dolly Varden Silver Corporation ("Dolly Varden") dated December 6, 2021 (the "Purchase Agreement") pursuant to which Fury has agreed to sell to Dolly Varden a 100% interest in Fury's wholly-owned subsidiary, Homestake Resources Corporation ("Homestake Resources").  Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project ("Homestake Project") which is located adjacent to the Dolly Varden Project ("DV Project") owned by Dolly Varden in the Golden Triangle, British Columbia (the "Transaction"). The purchase price to be paid to Fury by Dolly Varden is $50.0 million, to be paid on closing by the payment of $5.0 million in cash and the issuance of 76,504,590 common shares of Dolly Varden valued at $45.0 million.

5. FULL DESCRIPTION OF MATERIAL CHANGES

5.1 Full Description of Material Change:

Fury and Dolly Varden entered into the Purchase Agreement on December 6, 2021 pursuant to which Fury has agreed to sell to Dolly Varden a 100% interest in Homestake Resources, which is the owner of a 100% interest in the Homestake Project. The Homestake Project is located adjacent to the DV Project in the Golden Triangle, British Columbia. The purchase price to be paid to Fury by Dolly Varden is $50.0 million, to be paid on closing of the Transaction by the payment of $5.0 million in cash and the issuance of 76,504,590 common shares of Dolly Varden valued at $45.0 million (the "DV Shares"). As a result of the issuance of the DV Shares upon completion of the Transaction, Fury will own approximately 36.9% of the issued and outstanding common shares of Dolly Varden.

The Transaction is subject to a number of closing conditions, including the receipt by Dolly Varden of TSX Venture Exchange ("TSXV") approval and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction is not subject to the approval by Fury shareholders but is subject to approval by a simple majority of Dolly Varden shareholders. Under the Purchase Agreement, Dolly Varden is required to call and hold a special meeting of its shareholders to consider the Transaction and approve Fury becoming a "control person" of Dolly Varden under TSXV policies (the "DV Special Meeting"). Dolly Varden is required under the Purchase Agreement to hold the DV Special Meeting by February 22, 2022. The Transaction is an arm's-length transaction for Dolly Varden under the rules of the TSXV.

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The Purchase Agreement was unanimously approved by the board of directors of both Fury and Dolly Varden. The Dolly Varden board of directors also recommended that Dolly Varden shareholders vote in favour of the Transaction. All of the directors and officers of Dolly Varden and certain shareholders of Dolly Varden, including Eric Sprott, holding in aggregate 18.2% of the issued and outstanding common shares of Dolly Varden, have entered into customary voting support agreements agreeing to vote in favour of the Transaction. Haywood Securities Inc. provided a fairness opinion to the board of directors of Dolly Varden that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be paid by Dolly Varden to Fury under the Agreement is fair, from a financial point of view, to Dolly Varden.

At closing of the Transaction, Fury and Dolly Varden will enter into an investor rights agreement (the "Investor Rights Agreement") pursuant to which Fury shall have the following rights, and be subject to the following obligations:

  Fury will have the right to appoint two nominees to the Dolly Varden board so long as Fury owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury shall have the right to appoint one nominee to the Dolly Varden board.
  Fury will have the right to appoint one member to Dolly Varden's technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury is entitled to appoint one nominee to the Dolly Varden board.
  Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.
  Fury will not sell the DV Shares during the one-year hold period following closing, and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury after the expiry of the initial one-year hold period.
  Fury will for the initial two year period following closing, and subject to Fury continuing to hold at least 10% of Dolly Varden's outstanding shares, vote its shares in accordance with Dolly Varden management's recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury disproportionately.
  Fury will not for the initial three-year period following Closing, and subject to Fury continuing to hold at least 10% of Dolly Varden's outstanding shares, acquire additional securities of Fury, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden, other than in connection with the exercise of its board nomination rights.

The Purchase Agreement also includes certain representations, warranties, covenants, indemnities and conditions that are customary for a transaction of this nature. A termination fee of $2 million may be payable by Dolly Varden to Fury if the Transaction is not approved by Dolly Varden shareholders due to a competing proposal being made or announced before the Dolly Varden shareholder meeting and Dolly Varden is subsequently acquired by the third party under such competing proposal.

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The foregoing summaries of the Purchase Agreement and the Investor Rights Agreement are qualified in their entireties by reference to the Purchase Agreement and the Investor Rights Agreement, copies of which are filed under Fury's SEDAR profile on www.sedar.com.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. EXECUTIVE OFFICER

Lynsey Sherry

Chief Financial Officer

Fury Gold Mines Limited

(884) 601-0841

www.furygoldmines.com

9. DATE OF REPORT

December 15, 2021

SCHEDULE A
JOINT NEWS RELEASE

Dolly Varden and Fury to Consolidate Emerging Canadian Silver-Gold District in the Golden Triangle

Vancouver, BC - December 6, 2021 - Dolly Varden Silver Corporation ("Dolly Varden") (TSXV: DV) (OTCQX: DOLLF) and Fury Gold Mines Ltd ("Fury") (TSX: FURY) (NYSE American: FURY) are pleased to announce that the companies have entered into a definitive agreement dated December 6, 2021 (the "Purchase Agreement") pursuant to which Dolly Varden will acquire from Fury, through the acquisition of Fury's wholly-owned subsidiary, a 100% interest in the Homestake Ridge gold-silver project ("Homestake Project"), located adjacent to the Dolly Varden Project ("DV Project" and together with the Homestake Project, the "Kitsault Valley Project") in the Golden Triangle, British Columbia (the "Transaction").

The Homestake Project hosts a resource estimated to contain 165,993 ounces of gold and 1.8 million ounces of silver in the Indicated category and 816,719 ounces of gold and 17.8 million ounces of silver in the Inferred category (refer to further resource disclosure at the end of this release) within a 7,500 hectare land package located contiguous to and northwest of the DV Project. The close proximity of the deposits that make up the current mineral resource estimates, combined with common infrastructure in the region, is expected to generate substantial co-development synergies as these deposits are advanced in combination. The Transaction values the Homestake Project at CAD$50 million for which Dolly Varden will pay $5 million in cash and issue 76,504,590 Dolly Varden common shares to Fury, as further described below.

Transaction Highlights

  Combined mineral resource base of 34.7 million ounces of silver and 166 thousand ounces of gold in the Indicated category and 29.3 million ounces of silver and 817 thousand ounces of gold in the Inferred category, solidifying the Kitsault Valley Project as among the largest high-grade, undeveloped precious metal assets in Western Canada.

  Consolidation of two adjacent projects, allowing for numerous potential co-development opportunities with capital and operating synergies.

  Exposure to a large and highly prospective land package, with potential to further expand resources through additional exploration along a combined 15 km strike-length within a 163 km2 consolidated land package.

  Transformative scale to enhance investor visibility and peer group positioning.

  Previous stand-alone Homestake Project preliminary economic assessment produced an after-tax net present value of USD$173 million and an internal rate of return of 32% at US$1,620 per ounce gold price and US$14.40 per ounce silver price. The study estimated a total of 590,040 ounces of gold equivalent production over a 13 years initial mine life at an all-in sustaining costs per ounce gold of US$670.

  Fury to have board representation in Dolly Varden and agrees to voluntary share sale restrictions.

Shawn Khunkhun, CEO & Director of Dolly Varden, commented "We are excited to combine two adjacent precious metals projects located in one of the world's top mining jurisdictions. We expect that this combination will result in significant synergies in the areas of exploration, development, permitting and production. Upon completion of the Transaction, we look forward to continued engagement with Indigenous and community partners to ensure the responsible development of this compelling new project."

Tim Clark, CEO & Director of Fury, further added "The commercial logic behind the combination of these two adjacent assets is very strong. We are delighted to cooperate with the Dolly Varden team and are very excited to be part of this regional consolidation in British Columbia. Combining our Homestake Project with the DV Project creates an attractive opportunity to immediately establish shareholder value through the potential synergies that result from their regional proximity. We look forward to having our shareholders benefit from the exciting growth and development of the Kitsault Valley Project, and to Fury becoming a partner and significant shareholder of Dolly Varden."

Ivan Bebek, Chair and Director of Fury commented "The decision to vend Homestake is a difficult one given the exploration upside and our positive outlook for the commodity markets. However, we feel that bringing the two projects together is clearly the best path forward and are very excited to be partnering with the team at Dolly Varden. This transaction also simplifies Fury's portfolio which coincides with recent positive drill results from both of Fury's Quebec and Nunavut assets."

Transaction Details

Under to the Purchase Agreement, Dolly Varden has agreed to acquire Fury's wholly-owned subsidiary, Homestake Resource Corporation, which owns a 100% interest in the Homestake Project in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. Upon completion of the Transaction, Fury will own approximately 36.9% of Dolly Varden on an outstanding basis. The Transaction is subject to a number of closing conditions, including the receipt of TSX Venture Exchange ("TSXV") approval and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction is also subject to approval by a simple majority of the votes cast by Dolly Varden shareholders at a Dolly Varden shareholders meeting. Dolly Varden expects to hold a special meeting of shareholders in February 2022 to consider the Transaction. The Transaction is an arm's-length transaction under the rules of the TSXV.

Dolly Varden and Fury will enter into an investor rights agreement (the "Investor Rights Agreement") on completion of the Transaction pursuant to which Fury shall have the right to appoint two nominees to the Dolly Varden board so long as Fury owns greater than 20% of the Dolly Varden shares outstanding. Should Fury own greater than 10% of the Dolly Varden shares outstanding, Fury shall have the right to appoint one nominee to the Dolly Varden board. Additionally, the shares issued to Fury shall be subject to a one-year hold period. The Investor Rights Agreement shall also contain certain customary re-sale restrictions, voting and standstill conditions, and participation rights as agreed between Dolly Varden and Fury.

The Purchase Agreement also includes certain representations, warranties, covenants, indemnities and conditions that are customary for a transaction of this nature. A termination fee of $2 million may be payable by Dolly Varden to Fury if the Transaction is not approved by Dolly Varden shareholders due to a competing proposal being made or announced before the Dolly Varden shareholder meeting and Dolly Varden is subsequently acquired by the third party under such competing proposal.

Further information regarding the Transaction will be contained in a management information circular to be prepared by Dolly Varden and mailed to shareholders of Dolly Varden in connection with the special meeting of shareholders to be held by Dolly Varden to consider the Transaction and related matters. All shareholders of Dolly Varden are urged to read the information circular once available, as it will contain important additional information concerning the Transaction.

Dolly Varden Board Recommendations and Voting Support

The Purchase Agreement has been unanimously approved by the board of directors of both Dolly Varden and Fury. The Dolly Varden board of directors recommend that Dolly Varden shareholders vote in favour of the Transaction.

All of the directors and officers of Dolly Varden and certain shareholders of Dolly Varden, including Eric Sprott, holding in aggregate 18.2% of the issued and outstanding common shares of Dolly Varden, have entered into customary voting support agreements agreeing to vote in favour of the Transaction.

Haywood Securities Inc. has provided a fairness opinion to the board of directors of Dolly Varden that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be paid by Dolly Varden to Fury under the Agreement is fair, from a financial point of view, to Dolly Varden.

Conference Call and Webcast

A joint webcast will be held by management of both Dolly Varden and Fury to discuss the Transaction on Monday, December 6th, 2021 at 10 a.m. Pacific time / 1 p.m. Eastern time. Shareholders, analysts, investors and media are invited to join the live webcast by registering using the following link: http://services.choruscall.ca/links/dollyvardensilver20211206.html

A presentation to accompany the conference call and webcast can be accessed via either the Dolly Varden or Fury websites at www.dollyvardensilver.com or www.furygoldmines.com. A replay of the joint webcast will be available on both websites following the conclusion of the call.

Advisors and Counsel

Haywood Securities Inc. is acting as financial advisor to Dolly Varden. Stikeman Elliott LLP is acting as legal counsel to Dolly Varden.

Minvisory Corp. is acting as financial advisor to Fury. McMillan LLP is acting as legal counsel to Fury.

Qualified Persons

The technical information contained in this news release relating to Dolly Varden has been approved by [Rob van Egmond, P. Geo, Chief Geologist for Dolly Varden], who is a "qualified person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The technical information contained in this news release relating to Fury has been approved by [Michael Henrichsen, P. Geo, SVP of Exploration at Fury], who is a "qualified person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on exploration in northwestern British Columbia. Dolly Varden has two projects, the namesake Dolly Varden silver property and the nearby Big Bulk copper-gold property. The Dolly Varden property is considered to be highly prospective for hosting high-grade precious metal deposits, since it comprises the same structural and stratigraphic setting that host numerous other high-grade deposits (Eskay Creek, Brucejack). The Big Bulk property is prospective for porphyry and skarn style copper and gold mineralization similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Technical Disclosure

Homestake Resource Estimate:

The Homestake resource estimate is based on the technical report with an effective date of May 29, 2020, as amended and restated June 24, 2020 and titled, "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia" which was filed and is available on Fury's SEDAR profile at www.sedar.com. The report has been prepared in accordance with NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43- 101F of NI 43-101.

Mineral resources are estimated at a cut-off grade of 2.0 g/t gold equivalent.

Gold equivalent values were calculated using a long-term gold price of US$1,300 per ounce, silver price at US$20 per ounce and copper price at US$2.50 per pound and an exchange rate of US$1.00=C$1.20. The gold equivalent calculation included provisions for metallurgical recoveries, treatment charges, refining costs and transportation.

Dolly Varden Resource Estimate:

The Dolly Varden resource estimate is based on the technical report with an effective date of May 8, 2019, and titled, "Technical Report and Mineral Resource Update for the Dolly Varden Property, British Columbia, Canada" which was filed and is available on Dolly Varden's SEDAR profile at www.sedar.com. The report has been prepared in accordance with NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43- 101F of NI 43-101.

A 150 g/t silver cut-off was chosen to reflect conceptual underground mining and processing cut-off grade.

Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading the resource to a measured resource category. There is no guarantee that any part of the mineral resource discussed herein will be converted into a mineral reserve in the future.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi- million-ounce gold platform through careful project assessment and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Dolly Varden Contact Information

Shawn Khunkhun, CEO & Director
1-604-602-1440
www.dollyvardensilver.com

Fury Contact Information

Salisha Ilyas, Vice President, Investor Relations
1-437-500-2529
www.furygoldmines.com

Forward-Looking Statements

This release includes certain statements that may be deemed to be "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that management of Dolly Varden and Fury expect, are forward-looking statements. Actual results or developments may differ materially from those in forward-looking statements. Dolly Varden and Fury disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, save and except as may be required by applicable securities laws.

These statements in this release include: the anticipated benefits of the Transaction to Dolly Varden, Fury and their shareholders; the timing and anticipated receipt of required regulatory and shareholder approvals for the Transaction; the ability of Dolly Varden and Fury to satisfy the conditions to, and to complete, the Transaction as proposed;the holding of the Dolly Varden shareholder meeting; the anticipated timing of the mailing of the information circular regarding the Transaction and of the closing of the Transaction; the ability resources through the exploration of a combined projects.

In respect of the forward-looking information concerning the anticipated completion of the proposed Transaction and the anticipated timing thereof, Dolly Varden and Fury have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory and shareholder approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory or other approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking information contained in this news release concerning these times.

Since forward-looking information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the Transaction may not close when planned or at all or on the terms and conditions set forth in the Purchase Agreement; the failure to obtain the necessary shareholder and regulatory approvals required in order to proceed with the Transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of resource estimates; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward looking information will transpire or occur, or if any of them do so, what benefits may be derived therefrom and accordingly, readers are cautioned not to place undue reliance on the forward looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.